Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 27, 2019

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – June 4, 2019 – Village Super Market, Inc. (NASDAQ:VLGEA) today reported its results of operations for the third quarter ended April 27, 2019.

Net income was $4,970,000 in the 13 weeks ended April 27, 2019 compared to $6,542,000 in the 13 weeks ended April 28, 2018. The 13 weeks ended April 28, 2018 includes a $574,000 non-cash reduction in deferred tax expense as a result of the impact of the Tax Cuts and Jobs Act (the "Tax Act") on return to provision adjustments. Excluding this item from the 13 weeks ended April 28, 2018 net income decreased 17% in the 13 weeks ended April 27, 2019 compared to the prior year primarily due to a decrease in same store sales of 2.4% and higher operating expenses.

Sales were $395,458,000 in the 13 weeks ended April 27, 2019, flat compared to the 13 weeks ended April 28, 2018.   Sales increased due to the opening of the Bronx, New York City store on June 28, 2018 offset by a same store sales decrease of 2.4%. Same store sales decreased due primarily to the impact of three competitor store openings, the early release of Supplemental Nutrition Assistance Program ("SNAP") benefits in January 2019 and a decreased number of winter weather events. The Company expects same store sales in fiscal 2019 to range from a 1.0% decrease to flat.  New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales increased to 27.97% in the 13 weeks ended April 27, 2019 compared to 27.77% in the 13 weeks ended April 28, 2018 primarily due to increased patronage dividends and other rebates from Wakefern, increased departmental gross margin percentages and a favorable change in product mix partially offset by higher promotional spending.

Operating and administrative expense as a percentage of sales increased to 24.62% in the 13 weeks ended April 27, 2019 compared to 23.96% in the 13 weeks ended April 28, 2018. The 13 weeks ended April 28, 2018 included credits received related to multi-employer health and welfare benefits (.21%) and pre-opening costs related to the Bronx, NY store (.07%). Excluding these items, operating and administrative expense as a percentage of sales increased .52% in the 13 weeks ended April 27, 2019 compared to the 13 weeks ended April 28, 2018 due primarily to increased payroll and fringe benefit costs partially offset by decreased legal and consulting fees.

Net income was $18,810,000 in the 39 weeks ended April 27, 2019 compared to $19,070,000 in the 39 weeks ended April 28, 2018. The 39 weeks ended April 27, 2019 includes a $290,000 (net of tax) gain for Superstorm Sandy insurance proceeds received. The 39 weeks ended April 28, 2018 includes a $3,300,000 non-cash reduction in deferred tax expense as a result of the Tax Act. Excluding these items from both periods, net income increased 17% in the 39 weeks ended April 27, 2019 compared to the prior year primarily due to higher gross profit margins and the favorable impact of the Tax Act.

Village Super Market operates a chain of 30 supermarkets under the ShopRite name in New Jersey, Maryland, northeastern Pennsylvania and New York City.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 27, 2019	April 28, 2018 (1)	April 27, 2019	April 28, 2018 (1)

Sales	$395,458	$395,437	$1,225,137	$1,201,045

Cost of sales	284,847	285,608	884,678	872,959

Gross profit	110,611	109,829	340,459	328,086

Operating and administrative expense	97,351	94,732	293,680	285,182

Depreciation and amortization	6,566	6,083	20,481	18,704

Operating income	6,694	9,014	26,298	24,200

Interest expense	(1,106)	(1,133)	(3,334)	(3,340)

Interest income	1,402	1,012	3,886	2,776

Income before income taxes	6,990	8,893	26,850	23,636

Income taxes	2,020	2,351	8,040	4,566

Net income	$4,970	$6,542	$18,810	$19,070

Net income per share:
Class A common stock:
Basic	$0.39	$0.51	$1.46	$1.48
Diluted	$0.35	$0.45	$1.31	$1.32

Class B common stock:
Basic	$0.25	$0.33	$0.95	$0.96
Diluted	$0.25	$0.33	$0.95	$0.96

Gross profit as a % of sales	27.97%	27.77%	27.79%	27.32%
Operating and administrative expense as a % of sales	24.62%	23.96%	23.97%	23.73%

(1) The Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” using the full retrospective approach in fiscal 2019. As a result of the adoption of the standard, $952 and $3,044 of certain other income streams, including commissions for gift card and lottery sales and service fees for ShopRite From Home, that were previously presented as a reduction in Operating expenses were reclassified to sales for the 13 and 39 week periods ended April 28, 2018, respectively. Additionally, $123 and $463 of pharmacy fees previously recorded as Cost of sales were reclassified as a reduction of sales for the 13 and 39 week periods ended April 28, 2018, respectively.